UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Mobile-health Network Solutions

2 Venture Drive, #07-06/07 Vision Exchange

Singapore 608526

+65 6222 5223

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into a Standby Equity Subscription Agreement

On February 14, 2025 (the “Effective Date”), Mobile-health Network Solutions. (the “Company”), entered into a standby equity subscription agreement (the “Subscription Agreement”) with YA II PN, Ltd. (“Yorkville”), pursuant to which the Company shall have the right, but not the obligation, to issue to Yorkville, and Yorkville shall have the obligation to subscribe for, Class A ordinary shares in the capital of the Company, par value $0.000004 per share, (the “ordinary shares”) for an aggregate subscription amount of up to $10 million (the “Commitment Amount”), at any time during the commitment period of 36 months from the Effective Date, subject to certain conditions.

Each ordinary share to be issued to Yorkville from time to time under the Subscription Agreement will be issued at 97% of the Market Price. “Market Price” is defined as the lowest of the daily VWAPs of the Ordinary Shares during the relevant Pricing Period, other than the daily VWAP on any Excluded Days (as defined below).

With respect to each Advance Notice, the Company may notify Yorkville of the Minimum Acceptable Price with respect to such Advance by indicating a Minimum Acceptable Price on such Advance Notice. If no Minimum Acceptable Price is specified in an Advance Notice, then no Minimum Acceptable Price shall be in effect in connection with such Advance. Each Trading Day during a Pricing Period for which (A) with respect to each Advance Notice with a Minimum Acceptable Price, the VWAP of the Ordinary Shares is below the Minimum Acceptable Price in effect with respect to such Advance Notice, or (B) there is no VWAP (each such day, an “Excluded Day”), shall result in an automatic reduction to the number of Advance Shares set forth in such Advance Notice by one third (1/3) (the resulting amount of each Advance being the “Adjusted Advance Amount”), and each Excluded Day shall be excluded from the Pricing Period for purposes of determining the Market Price. The total Advance Shares in respect of each Advance with any Excluded Day(s) (after reductions have been made to arrive at the Adjusted Advance Amount) shall be automatically increased by such number of Ordinary Shares (the “Additional Shares”) equal to the greater of (a) the number of Ordinary Shares sold by Yorkville on such Excluded Day(s), if any, or (b) such number of Ordinary Shares elected to be subscribed for by Yorkville, and the subscription price per share for each Additional Share shall be equal to the Minimum Acceptable Price in effect with respect to such Advance Notice multiplied by 97%, provided that this increase shall not cause the total Advance Shares to exceed the amount set forth in the applicable Advance Notice or any limitations set forth in Section 2.01(c) of the agreement.

The Advances are subject to certain limitations, including that Yorkville shall not be obligated to subscribe for or acquire, and shall not subscribe for or acquire, any ordinary shares which, when aggregated with all other ordinary shares acquired by Yorkville under the Subscription Agreement, would result in it beneficially owning more than 9.99% of the ordinary shares then issued at the time of an Advance (the “Ownership Limitation”) or acquiring since the Effective Date under the Subscription Agreement more than 19.99% of the ordinary shares as of the Effective Date (the “Exchange Cap”). The Exchange Cap will not apply under certain circumstances, including, where the Company has obtained shareholder approval for issuances of ordinary shares in excess of the Exchange Cap in accordance with the rules of Nasdaq or such issuances do not require shareholder approval under Nasdaq’s “minimum price rule.”

In connection with the entry into the Subscription Agreement, the Company agreed to pay to Yorkville a structuring fee in the amount of $25,000. In addition, as consideration for Yorkville’s subscription commitment, the Company will pay a commitment fee (the “Commitment Fee”) in an amount equal to 1.00% of $10,000,000 of Ordinary Shares (the “Commitment Amount”).

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The Subscription Agreement shall terminate automatically on the earliest of (i) the 36-month anniversary of the Effective Date or (ii) the date on which Yorkville shall have made payment of Advances pursuant to the Subscription Agreement for Ordinary Shares equal to the Commitment Amount. The Company may terminate the Subscription Agreement effective upon five Trading Days’ prior written notice to Yorkville; provided that (i) there are no outstanding Advance Notices, the Ordinary Shares under which have yet to be issued, and (ii) the Company has paid all amounts owed to Yorkville pursuant to the Subscription Agreement. The Subscription Agreement may be terminated at any time by the mutual written consent of the parties, effective as of the date of such mutual written consent unless otherwise provided in such written consent.

The Subscription Agreement contains customary representations, warranties, covenants, closing conditions and indemnification provisions. Sales under the Subscription Agreement may commence only after certain conditions have been satisfied, including the effectiveness of a registration statement on Form F-1 to be filed by the Company covering the resale of the ordinary shares issued or to be sold by the Company to Yorkville under the Subscription Agreement (the “Registration Statement”).

The proceeds from the sale of the Shares by the Company to Yorkville shall be used by the Company in the manner as will be set forth in the Prospectus included in any Registration Statement (and any post-effective amendment thereto) and any Prospectus Supplement thereto filed pursuant to this Agreement. Neither the Company nor any Subsidiary will, directly or indirectly, use the proceeds of the transactions contemplated herein, or lend, contribute, facilitate or otherwise make available such proceeds to any Person (i) to fund, either directly or indirectly, any activities or business of or with any Person that is identified on the list of Specially Designated Nationals and Blocker Persons maintained by OFAC, or in any country or territory, that, at the time of such funding, is, or whose government is, the subject of Sanctions or Sanctions Programs, or (ii) in any other manner that will result in a violation of Sanctions or Applicable Laws.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Subscription Agreement, the form of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Standby Equity Subscription Agreement, dated February 14, 2025, by and between the Company and YA II PN, Ltd.

99.2	Press Release, dated February 19, 2025

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mobile-health Network Solutions

Date: February 19, 2025	By:	/s/ Siaw Tung Yeng
	Name:	Siaw Tung Yeng
	Title:	Co-Chief Executive Officer

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